Schedule 13G
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Highwoods Properties, Inc.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                           Highwoods Properties, Inc.
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                                 NAME OF ISSUER:


                     Common Stock, $0.01 par value per share
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                          TITLE OF CLASS OF SECURITIES


                                    431284108
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                                  CUSIP NUMBER


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

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CUSIP No.: 431284108

.................................................................................
1.  Name Of Reporting Persons
    S.S. Or I.R.S. Identification Nos. Of Above Persons

Nomura Asset Management Co. Ltd.

.................................................................................
2.  Check The Appropriate Box If A Member Of A Group
    (A) [ ]
    (B) [X]

.................................................................................
3.  Sec Use Only

.................................................................................
4.  Citizenship or Place of Organization

    Tokyo, Japan
.................................................................................
Number of                         5.   Sole Voting Power            3,930,800
Shares                            ..............................................
Beneficially                      6.   Shared Voting Power                  0
Owned by                          ..............................................
Each                              7.   Sole Dispositive Power          29,900
Reporting                         ..............................................
Person With                       8.   Shared Dispositive Power     3,900,900

.................................................................................
9.  Aggregate Amount Beneficially Owned By Each Reporting Person

    3,930,800
.................................................................................
10. Check Box If the Aggregate Amount In Row 9 Excludes Certain Shares

    [ ]
.................................................................................
11. Percent of Class Represented By Amount In Row 9

    6.9% based on 57,158,461 shares outstanding as of September 30, 2007.
.................................................................................
12. Type of Reporting Person

    IA

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Item 1(a) Name of Issuer:

          Highwoods Properties, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          3100 Smoketree Court, Suite 600, Raleigh, N.C. 27604

Item 2(a) Name of Person Filing

          This Statement is filed on behalf of Nomura Asset Management Co., Ltd. ("NAM"). This Statement relates to Shares (as defined herein) held for the accounts of Nomura US-REIT Open Mother Fund ("Nomura US-REIT Open"), US-REIT Mother Fund ("US-REIT Mother"), Global REIT Mother Fund ("Global REIT Mother"), Global REIT Open Mother Fund ("Global REIT Open"), International REIT Index Mother Fund ("International REIT Index"), Nomura Global REIT Mother Fund ("Nomura Global REIT") and Nomura-CBRE Global REIT Mother Fund ("Nomura-CBRE").

          NAM serves as investment manager to each of Nomura US-REIT Open, US-REIT Mother, Global REIT Mother, Global REIT Open, International REIT Index, Nomura Global REIT, and Nomura-CBRE. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Nomura US-REIT Open, US-REIT Mother, Global REIT Mother, Global REIT Open, International REIT Index, Nomura Global REIT, and Nomura-CBRE.

Item 2(b) Address of Principal Office or, if none, Residence

          The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260

Item 2(c) Citizenship

         NAM is a Japanese corporation

Item 2(d) Title of Class of Securities

         Common stock, $0.01 par value per share (the "Shares")

Item 2(e) CUSIP Number:

         431284108

Item 3(e).  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4 Ownership

Item 4(a) Amount Beneficially Owned

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         As of December 31, 2007, NAM may be deemed to be the beneficial owner of 3,930,800 Shares. This amount consists of: (A) 40,600 Shares held for the account of Nomura US-REIT Open; (B) 963,300 Shares held for the account of US-REIT Mother; (C) 82,700 Shares held for the account of Global REIT Mother;
(D) 1,827,000 Shares held for the account of Global REIT Open; (E) 29,900 Shares held for the account of International REIT Index; (F) 920,300 Shares held for the account of Nomura Global REIT; and (G) 67,000 Shares held for the account of Nomura-CBRE.

Item 4(b) Percent of Class:

         The number of shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 6.9% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there was 57,158,461 shares outstanding as of September 30, 2007).

Item 4(c) Number of Shares of which such person has:

     (i)      Sole power to vote or direct the vote:                   3,930,800
     (ii)     Shared power to vote or direct the vote:                         0
     (iii)    Sole power to dispose or direct the disposition of:         29,900
     (iv)     Shared power to dispose or direct the disposition of:    3,900,900

Item 5    Ownership of 5% or Less of a Class:

          This Item 5 is not applicable

Item 6    Ownership of More than 5% on Behalf of Another Person

          This Item 6 is not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          This Item 7 is not applicable

Item 8    Identification and Classification of Members of the Group

          This Item 8 is not applicable

Item 9    Notice of Dissolution of Group

          This Item 9 is not applicable

Item 10   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

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changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2008

                                         NOMURA ASSET MANAGEMENT CO., LTD.

                                         By:  /s/ Tsunehiko Ohnishi
                                              ---------------------
                                         Name:  Tsunehiko Ohnishi
                                         Title: Managing Director